Filed pursuant to Rule 424(b)(3)

Registration No. 333-264447

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2022)

Terran Orbital Corporation

Up to 140,155,860 Shares of Common Stock

Up to 7,800,000 Warrants to Purchase Shares of Common Stock at $11.50 per Share

Up to 11,055,606 Warrants to Purchase Shares of Common Stock at $10.00 per Share

Up to 19,299,960 Shares of Common Stock Underlying Warrants to Purchase at $11.50 per Share

Up to 11,055,606 Shares of Common Stock Underlying Warrants to Purchase at $10.00 per Share

This prospectus supplement supplements the prospectus dated June 23, 2022 (as supplemented, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264447). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information on Terran Orbital Corporation’s unaudited fourth quarter and full-year 2022 results, which is set forth below.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 140,155,860 shares of our common stock, par value $0.0001 per share (our “common stock”), consisting of (i) up to 5,080,409 shares of our common stock (the “PIPE Shares”) issued at a purchase price of $10.00 per share in a private placement pursuant to subscription agreements each entered into on October 28, 2021 (the “PIPE Financing”); (ii) up to 8,100,000 shares of our common stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for Class B ordinary shares originally issued at a price of approximately $0.003 per share in a private placement to Tailwind Two Sponsor LLC (the “Sponsor”) and Tommy Stadlen; (iii) up to 94,952,441 shares of our common stock issued or issuable to certain Selling Securityholders that are former stockholders and equity award holders of Terran Orbital (the “Legacy Terran Orbital equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 83,481,806 shares of our common stock originally issued to Legacy Terran Orbital stockholders at a weighted-average purchase price of approximately $0.29 per share, after giving effect to the exchange ratio in the Business Combination; (b) up to 82,616 shares of our common stock issuable upon the exercise of certain options with a weighted-average exercise price of $1.41 per share; and (c) up to 11,388,019 shares of our common stock that certain Legacy Terran Orbital equity holders have the right to receive upon the settlement of outstanding vested and unvested restricted stock unit awards upon certain conditions; (iv) up to 8,420,569 shares of our common stock issued to certain debt holders pursuant to a stock and warrant purchase agreement, which were originally issued as non-cash consideration for entering into the Francisco Partners Facility (as defined in the Prospectus) and Rollover Notes (as defined in the Prospectus); (v) up to 7,800,000 shares of our common stock issuable upon the exercise of the private placement warrants (as defined below); (vi) up to 11,055,606 shares of our common stock issuable upon the exercise of the debt provider warrants (as defined below); and (vii) up to 4,746,835 shares of our common stock issuable pursuant to the subscription agreement for the Insider PIPE Investor (as defined below) (with the total shares of our common stock referenced in this clause (A) being referred to herein as the “Total Resale Shares”); (B) up to 7,800,000 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor at a price of $1.50 per warrant, which private placement warrants have an exercise price of $11.50 per share; and (C) up to 11,055,606 warrants originally issued in a private placement to certain debt providers as non-cash consideration for entering into the Francisco Partner Facility and Rollover Notes, which debt provider warrants have an exercise price of $10.00 per share (the “debt provider warrants” and together with the private placement warrants, the “Offered Warrants”).

In addition, the Prospectus and this prospectus supplement relate to the offer and sale by us of up to: (A) 11,499,960 shares of our common stock that are issuable by us upon the exercise of 11,499,960 warrants at a price of $11.50 per share (the “public warrants” and, together with the Offered Warrants, the “Warrants”) originally issued in Tailwind Two’s (as defined in the Prospectus) initial public offering (the “IPO”) of units at a price of $10.00 per unit, which each unit consisting of one Class A ordinary share and one-third of one public warrant; (B) 7,800,000 shares of our common stock that are issuable by us upon the exercise of the private placement warrants at a price of $11.50 per share; and (C) 11,055,606 shares of our common stock that are issuable by us upon the exercise of the debt provider warrants at a price of $10.00 per share.

Our common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “LLAP” and “LLAP WS”, respectively. On March 20, 2023, the last reported sales price of our common stock was $1.73 per share and the last reported sales price of our public warrants was $0.26 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock or warrants involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 21, 2023.

TERRAN ORBITAL CORPORATION

Consolidated Balance Sheets (Unaudited)

(In thousands)

	December 31,
	2022	2021
Assets:
Cash and cash equivalents	$93,561	$27,325
Accounts receivable, net	4,754	3,723
Contract assets, net	6,763	2,757
Inventory	24,133	7,783
Prepaid expenses and other current assets	9,710	57,639

Total current assets	138,921	99,227
Property, plant, and equipment, net	24,743	35,530
Other assets	18,990	639

Total assets	$182,654	$135,396

Liabilities, mezzanine equity and shareholders’ deficit:
Current portion of long-term debt	$7,739	$14
Accounts payable	21,188	9,366
Contract liabilities	27,228	17,558
Reserve for anticipated losses on contracts	2,860	886
Accrued expenses and other current liabilities	11,721	76,136

Total current liabilities	70,736	103,960
Long-term debt	142,620	115,134
Warrant and derivative liabilities	39,950	5,631
Other liabilities	20,769	2,028

Total liabilities	274,075	226,753

Mezzanine equity:
Redeemable convertible preferred stock	—	8,000
Shareholders’ deficit:
Preferred stock	—	—
Common stock	14	8
Additional paid-in capital	269,574	97,737
Accumulated deficit	(361,168)	(197,066)
Accumulated other comprehensive income (loss)	159	(36)

Total shareholders’ deficit	(91,421)	(99,357)

Total liabilities, mezzanine equity and shareholders’ deficit	$182,654	$135,396

TERRAN ORBITAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Revenue	$31,923	$10,748	$94,237	$40,906
Cost of sales	42,710	10,007	111,494	33,912

Gross (loss) profit	(10,787)	741	(17,257)	6,994
Selling, general, and administrative expenses	27,587	13,123	111,870	43,703
Loss on impairment	23,694	—	23,694	—

Loss from operations	(62,068)	(12,382)	(152,821)	(36,709)
Interest expense, net	9,637	1,791	26,644	7,965
Loss on extinguishment of debt	—	27,922	23,141	96,024
Change in fair value of warrant and derivative liabilities	(40,975)	(1,792)	(43,300)	(1,716)
Other expense (income)	2,147	(66)	4,514	(38)

Loss before income taxes	(32,877)	(40,237)	(163,820)	(138,944)
Provision for income taxes	102	16	160	38

Net loss	(32,979)	(40,253)	(163,980)	(138,982)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(132)	6	195	168

Total comprehensive loss	$(33,111)	$(40,247)	$(163,785)	$(138,814)

Weighted-average shares outstanding - basic and diluted	142,930,585	78,535,842	128,261,443	76,713,895
Net loss per share - basic and diluted	$(0.23)	$(0.51)	$(1.28)	$(1.81)

TERRAN ORBITAL CORPORATION

Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(163,980)	$(138,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,008	3,053
Non-cash interest expense	14,309	7,908
Share-based compensation expense	51,082	678
Provision for losses on receivables and inventory	3,598	877
Loss on impairment	23,694	—
Loss on extinguishment of debt	23,141	96,024
Change in fair value of warrant and derivative liabilities	(43,300)	(1,716)
Amortization of operating right-of-use assets	994	—
Other non-cash, net	1,000	(567)
Changes in operating assets and liabilities:		—
Accounts receivable, net	376	(1,687)
Contract assets	(4,054)	(901)
Inventory	(14,564)	(5,393)
Prepaid expenses and other current assets	105	596
Accounts payable	12,981	2,161
Contract liabilities	10,012	(229)
Reserve for anticipated losses on contracts	1,975	(1,322)
Accrued expenses and other current liabilities	(2,685)	4,634
Accrued interest	(1,835)	—
Other, net	1,339	(21)

Net cash used in operating activities	(81,804)	(34,887)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(22,469)	(16,352)

Net cash used in investing activities	(22,469)	(16,352)

Cash flows from financing activities:
Proceeds from long-term debt	77,369	58,241
Proceeds from warrants and derivatives	101,734	16,759
Proceeds from Tailwind Two Merger and PIPE Investment	58,424	—
Proceeds from issuance of common stock	14,791	—
Proceeds from issuance of common stock under the Committed Equity Facility	1,795	—
Repayment of long-term debt	(32,890)	(10)
Payment of issuance costs	(49,515)	(8,880)
Proceeds from exercise of stock options	356	242
Payment of withholding taxes on net share settlements	(1,515)	—

Net cash provided by financing activities	170,549	66,352

Effect of exchange rate fluctuations on cash and cash equivalents	(40)	(124)

Net increase in cash and cash equivalents	66,236	14,989
Cash and cash equivalents at beginning of period	27,325	12,336

Cash and cash equivalents at end of period	$93,561	$27,325